 Exhibit 99.1

Mountain Province Diamonds Completes Phase One Drilling For the Hearne Northwest Extension Discovery at Gahcho Kué Mine

TSX and OTCQX: MPVD

TORONTO and NEW YORK, Nov. 30, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPVD) (OTC: MPVD) is pleased to provide phase one drilling results for the discovery as reported in July 2022 of the Hearne Northwest Extension at Gahcho Kué Mine. The Hearne kimberlite is one of four kimberlites being mined at Gahcho Kué Mine, which is presently ranked as 4th in the world by annual diamond production. Mountain Province is a 49% shareholder at Gahcho Kué with joint venture partner De Beers Canada as operators.

The Hearne Northwest Extension was first visually identified in late 2021, when kimberlite measuring 25 meters across in a bench face was exposed during routine mining operations. A discovery drilling program was subsequently launched with initial results reported earlier this year (see news release, July 18, 2022). Ground-based geophysics initially suggested a west-northwest direction for the extension, but a northwest direction has been confirmed from the phase one drilling.

Phase one drilling of the Hearne Northwest Extension includes 16 drillholes totaling 5,040 meters. Ten of the sixteen drillholes have significant kimberlite intersections that have been used to model this large extension. Completion of the phase one drilling and subsequent modeling of the data suggests that a significant volume of kimberlite may be present.

Mark Wall, the Company's President and Chief Executive Officer commented:

"The latest results generated with our operating partner De Beers suggest that the Hearne Northwest Extension is a significant discovery, potentially equal in volume to the Hearne orebody as it was originally defined. As the extension is only in the exposed lower benches of the open pit and plunges to the northwest, an underground operation to recover this ore is a logical pursuit, and the Gahcho Kué joint venture is actively reviewing underground options for economic recovery of this material."

A summary of all drilling results for the Hearne Northwest Extension is provided below.

			Kimerlite Intersect[1,2](m)			Initial	End of
Drill Hole	Azimuth[2]	Inclination[2]	From	To	Length[1]	Rock ID2	Hole[2](m)
MPV-22-568C	355	-58	85.42	171.24	85.82	TK	201
MPV-22-569C	35	-46	82.51	154.00	71.49	TK	184
MPV-22-570C	255	-46	36.84	89.80	52.96	TK	130
MPV-22-571C	195	-55	--	--	--	--	294
MPV-22-574C3	94	-55	--	--	--	--	250
MPV-22-577C	67	-45	183.10	224.40	41.30	TK/HK	260
MPV-22-582C	205	-46	241.90	266.25	24.35	HK	333
MPV-22-583C3	150	-49	--	--	--	--	203
MPV-22-584C	205	-55	261.75	330.00	68.25	TK	375
MPV-22-587C	230	-60	--	--	--	--	402
MPV-22-593C	221	-65	--	--	--	--	450
MPV-22-594C	40	-61	260.29	374.80	114.51	TK	405
MPV-22-595C	80	-64	407.00	476.28	69.28	TK/HK	512
			487.60	502.26	14.66	HK
MPV-22-596C	70	-66	308.75	325.00	16.25	TK/HK	389
			325.00	329.00	4.00	HK
			329.00	331.77	2.77	TK
MPV-22-597C4	100	-51	--	--	--	--	168[4]
MPV-22-598C	100	-51	393.30	413.13	19.83	HK	484
			413.13	456.00	42.87	TK

[1]Intersects are not true thicknesses. [2]Initial measurements and rock ID may change with further logging. [3]Targeted on geophysics west-northwest of the geological trend of the extension. [4]Terminated early due to technical problems. HK = hypabyssal kimberlite; TK = fragmental kimberlite; TK/HK = intervals of both HK and TK.

A plan view image showing drillhole locations and traces for the phase one drilling is provided in the first images. For clarity, the drillhole names summarized in the table are reduced to their three-digit identifiers in the plan image. The yellow dashed line on the right image is the approximate contact of the exposure in the Hearne open pit. The blue arrow indicates the 3D sectional view in the next image.

Mountain Province Diamonds Completes Phase One Drilling For the Hearne Northwest Extension Discovery at Gahcho Kué Mine - Image 1 (CNW Group/Mountain Province Diamonds Inc.)

A 3D sectional model looking northeast is provided in the second image, with brown shading indicating the Hearne pit as of September 2022. On the image MPV-22-598C marked for reference to the plan image. The internal geology of Hearne before discovery of the Northwest Extension is shown in solid colors, with blue indicating hypabyssal kimberlite (HK) and yellow and green indicating fragmental kimberlite (TK). The Northwest Extension is conceptually modeled with the same colors in faded format and based on the limited drilling completed to date.

Note that the outer contacts and internal geology for the Northwest Extension are speculative at this time, and will be adjusted as more data are collected.

Further logging, petrography, mineral chemistry and microdiamond analysis is also underway to properly define the internal HK and TK lithologies in the extension and their relationship to the main Hearne kimberlite. A second phase of drilling will be required to define the volume and depth extent of the Northwest Extension and its economic viability for extraction by underground mining methods.

Mountain Province Diamonds Completes Phase One Drilling For the Hearne Northwest Extension Discovery at Gahcho Kué Mine - Image 2 (CNW Group/Mountain Province Diamonds Inc.)

About the Company

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls over 113,000 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Qualified Person

The disclosure in this news release of scientific and technical information regarding Mountain Province's mineral properties has been reviewed and approved by Matthew MacPhail, P.Eng., MBA, and Tom E. McCandless, Ph.D., P.Geo., both employees of Mountain Province Diamonds and Qualified Persons as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self-isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board

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SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:01e 30-NOV-22